Date	24 October 2002
Number	54/02

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2002

BHP Billiton today released its production report for the quarter ended 30 September 2002

  Oil and Condensate production for the quarter of 18.6 million barrels was five per cent lower than the September 2001 quarter. The decrease was mainly due to scheduled shutdowns at Liverpool Bay (UK), and the Bruce and Keith fields (UK) and natural field decline at Bass Strait (Australia). These decreases were partially offset by the start up of Typhoon (US) in July 2001, the success of the West Tuna infill program in Bass Strait and increased North West Shelf (Australia) production due to start up at the Echo Yodel field in December 2001.

Oil and condensate production was six per cent lower than the June 2002 quarter which reflects the scheduled shutdowns at Liverpool Bay, and the Bruce and Keith fields, adverse weather conditions in the Gulf of Mexico reducing production from Typhoon and natural field decline at Griffin (Australia), partially offset by increased production from start up of Laminaria (Australia) phase 2 in June 2002.

  Natural Gas production for the quarter of 71.86 billion cubic feet was in line with the September 2001 and June 2002 quarters. Higher production at Bass Strait due to seasonal factors was offset by lower production at Liverpool Bay due to scheduled shutdowns.
  Alumina production for the quarter of 1.0 million tonnes was 7 per cent higher than the September 2001 quarter, reflecting higher production rates achieved through Worsley's (Australia) capacity creep program, along with a return to full production at Alumar (Brazil) following government enforced power rationing during the September 2001 quarter. Alumina production was one per cent higher than the June 2002 quarter.
  Aluminium production for the quarter of 268,000 tonnes was 10 per cent higher than the September 2001 quarter with production increases seen at all operations. Increased production from Hillside (South Africa) reflected completion of the pot relining program in June 2002. Increased production at Alumar and Valesul (Brazil) reflects a return to full production following government enforced power rationing during the September 2001 quarter. Aluminium production was two per cent higher than the June 2002 quarter.
  Copper production for the quarter of 184,000 tonnes was nine per cent lower than the September 2001 quarter and 14 per cent lower than the June 2002 quarter. These reductions mainly reflect temporarily reduced output at Escondida (Chile) and Tintaya (Peru) due to the deterioration of global copper markets. Reductions at Escondida and Tintaya were offset by the commencement of commercial production at Antamina (Peru) in October 2001. Escondida copper production for calendar 2002 will be slightly less than that achieved in 2001, despite the scheduled start-up of the Phase IV expansion in September 2002. BHP Billiton will review it's position in relation to production curtailments in December 2002.
  Iron Ore production for the quarter of 18.5 million tonnes (BHP Billiton share) was eight per cent higher than the September 2001 and June 2002 quarters. Record Western Australian iron ore production of 19.2 million tonnes (100 per cent terms) was nine per cent higher than the June 2002 quarter due to continued strong demand for all products in Asian markets. Strong demand was also reflected by record shipments from Western Australian operations during the quarter.
  Metallurgical Coal production for the quarter of 8.7 million tonnes was four per cent lower than the September 2001 quarter and eight per cent lower than the June 2002 quarter. Lower Queensland (Australia) Coal production compared with both periods was largely due to continued adverse roof conditions at Crinum and rescheduling of maintenance activities at some mines. This was partly offset by increased Illawarra (Australia) Coal production due to higher plant throughput and favorable mining conditions.
  Boodarie™ Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in the gas re-heating furnace. The plant was progressively brought back on line with three trains operational at the end of the September 2002 quarter. A new monthly production record of 155,164 tonnes was set during September.
  Ekati™ Diamond (Canada) production for the quarter of 954,000 carats was 24 per cent higher than the September 2001 quarter. The increase in production was mainly due to higher recoveries of lower quality diamonds, along with the benefits of a processing plant de-bottlenecking program.
  Energy Coal production for the quarter of 19.4 million tonnes was 13 per cent less than the September 2001 quarter, including a reduction of 2.2 million tonnes resulting from sale of the PT Arutmin energy coal assets (Indonesia) in November 2001. Production was six per cent lower than the June 2002 quarter mainly due to maintenance on two draglines at the New Mexico Coal operations in the US. South African production was 13.8 million tonnes, a decrease of five per cent compared with the September 2001 quarter reflecting the closure of Rietspruit in May 2002.
  Nickel production for the quarter of 19,100 tonnes was 20 percent higher than the September 2001 quarter, reflecting ramp-up to full capacity production at Cerro Matoso Line 2 (Colombia), and benefits from ongoing improvement programs and the impact of a scheduled maintenance shut down at Yabulu (Australia) in the September 2001 quarter. Production was eight per cent higher than the June 2002 quarter due to the completion of production ramp-up at Cerro Matoso.

****

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Australia Andrew Nairn, Investor Relations Tel: + 61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7747 3956 email: Mark.Lidiard@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED				QUARTER ENDED	% CHANGE
							SEPT Q02	SEPT Q02
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2001	2002	2002	2002	2001	SEPT Q01	JUNE Q02

PETROLEUM
Crude oil & condensate	('000 bbl)	19,505	19,732	18,550	18,550	19,505	-5%	-6%
Natural gas	(bcf)	71.05	70.66	71.86	71.86	71.05	1%	2%
LPG	('000 tonnes)	182.92	180.43	208.96	208.96	182.92	14%	16%
Ethane	('000 tonnes)	24.05	25.62	27.67	27.67	24.05	15%	8%

ALUMINIUM
Alumina	('000 tonnes)	964	1,018	1,031	1,031	964	7%	1%
Aluminium	('000 tonnes)	244	263	268	268	244	10%	2%

BASE METALS
Copper	('000 tonnes)	202.4	213.5	184.0	184.0	202.4	-9%	-14%
Lead	(tonnes)	54,032	64,768	63,243	63,243	54,032	17%	-2%
Zinc	(tonnes)	29,630	38,942	48,542	48,542	29,630	64%	25%
Gold	(ounces)	71,229	75,589	55,153	55,153	71,229	-23%	-27%
Silver	('000 ounces)	8,741	11,884	11,319	11,319	8,741	29%	-5%
Molybdenum	(tonnes)	152	232	220	220	152	45%	-5%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,080	17,080	18,468	18,468	17,080	8%	8%
Metallurgical coal	('000 tonnes)	9,035	9,359	8,650	8,650	9,035	-4%	-8%
Manganese ores	('000 tonnes)	972	784	1,095	1,095	972	13%	40%
Manganese alloys	('000 tonnes)	119	169	175	175	119	47%	4%
Hot briquetted iron	('000 tonnes)	386	-	333	333	386	-14%	-

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	767	1,023	954	954	767	24%	-7%

ENERGY COAL
Energy coal	('000 tonnes)	22,405	20,571	19,434	19,434	22,405	-13%	-6%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	15.9	17.7	19.1	19.1	15.9	20%	8%
Chrome ores	('000 tonnes)	629	664	713	713	629	13%	7%
Ferrochrome	('000 tonnes)	207	223	238	238	207	15%	7%

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	Interest	2001	2001	2002	2002	2002	2002	2001

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	19,505	19,638	19,644	19,732	18,550	18,550	19,505
Natural gas	(bcf)	71.05	75.47	66.30	70.66	71.86	71.86	71.05
LPG	('000 tonnes)	182.92	173.01	161.20	180.43	208.96	208.96	182.92
Ethane	('000 tonnes)	24.05	18.59	18.87	25.62	27.67	27.67	24.05

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	662	671	677	686	698	698	662
Suriname	45%	219	209	208	215	221	221	219
Alumar	36%	83	85	111	117	112	112	83
Total		964	965	996	1,018	1,031	1,031	964

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	125	117	127	132	135	135	125
Bayside	100%	44	45	43	43	46	46	44
Alumar	46.3%	35	32	40	46	44	44	35
Valesul	45.5%	8	9	9	11	11	11	8
Mozal	47%	32	32	31	31	32	32	32
Total		244	235	250	263	268	268	244

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	89.3	80.1	75.3	94.4	68.4	68.4	89.3
Tintaya (b)	100%	20.9	22.9	0.8	0.2	-	-	20.9
Antamina (c)	33.8%	-	26.2	25.1	30.5	25.7	25.7	-
Alumbrera	25%	11.6	11.9	12.3	12.8	10.6	10.6	11.6
Highland Valley Copper	33.6%	16.1	15.6	14.2	16.1	14.9	14.9	16.1
Selbaie	100%	2.5	2.6	2.5	2.6	2.8	2.8	2.5
Total		140.4	159.3	130.3	156.6	122.4	122.4	140.4

Cathode ('000 tonnes)
Escondida	57.5%	21.9	21.9	21.2	21.5	17.9	17.9	21.9
Cerro Colorado	100%	34.3	33.8	31.3	31.3	32.5	32.5	34.3
Tintaya (b)	100%	-	-	-	1.3	8.4	8.4	-
San Manuel	100%	2.3	2.2	1.8	-	-	-	2.3
Pinto Valley	100%	3.4	3.4	3.1	2.8	2.8	2.8	3.4
Total		62.0	61.4	57.4	56.9	61.6	61.6	62.0

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	52,879	51,914	63,172	63,799	61,676	61,676	52,879
Pering	100%	1,153	1,288	892	969	1,567	1,567	1,153
Total		54,032	53,202	64,064	64,768	63,243	63,243	54,032

Refer footnotes on page 5.

BASE METALS (continued)
ZINC
Payable metal in concentate (tonnes)
Cannington	100%	14,058	17,285	15,002	12,511	15,182	15,182	14,058
Antamina (c)	33.8%	-	16,010	18,825	13,518	18,189	18,189	-
Selbaie	100%	9,684	7,896	8,495	8,121	9,840	9,840	9,684
Pering	100%	5,888	5,583	4,851	4,793	5,331	5,331	5,888
Total		29,630	46,774	47,174	38,942	48,542	48,542	29,630

GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	10,641	12,166	11,837	17,694	10,074	10,074	10,641
Tintaya (b)	100%	10,249	11,500	503	-	-	-	10,249
Alumbrera	25%	42,584	49,780	49,064	51,511	39,279	39,279	42,584
Selbaie	100%	6,519	4,914	5,685	5,117	4,486	4,486	6,519
Highland Valley Copper	33.6%	1,235	1,178	1,126	1,268	1,314	1,314	1,235
Total		71,229	79,538	68,215	75,589	55,153	55,153	71,229

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	7,804	7,915	9,980	10,265	9,612	9,612	7,804
Escondida	57.5%	320	298	295	344	304	304	320
Antamina (c)	33.8%	-	690	565	512	595	595	-
Alumbrera	25.0%	42	71	68	56	53	53	42
Highland Valley Copper	33.6%	190	167	168	183	162	162	190
Selbaie	100%	384	662	504	524	593	593	384
Total		8,741	9,803	11,579	11,884	11,319	11,319	8,741

MOLYBDENUM
Payable metal in concentrate (tonnes)
Highland Valley Copper	33.6%	152	153	121	232	220	220	152

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,973	6,423	5,565	5,413	5,486	5,486	5,973
Goldsworthy Joint Venture	85%	1,656	1,667	1,434	1,690	1,891	1,891	1,656
Yandi Joint Venture	85%	7,046	6,933	6,614	6,663	7,796	7,796	7,046
Jimblebar	100%	1,182	1,332	1,211	1,476	1,370	1,370	1,182
Samarco	50%	1,223	928	1,640	1,838	1,925	1,925	1,223
Total		17,080	17,283	16,464	17,080	18,468	18,468	17,080

METALLURGICAL COAL (d)
Production ('000 tonnes)
CQCA Joint Venture	50%	4,002	3,908	5,156	5,001	4,156	4,156	4,002
South Blackwater (e)	50%	670	524	-	-	-	-	670
Gregory Joint Venture	50%	486	408	861	685	496	496	486
BHP Mitsui Coal (f)	80%	1,823	1,467	1,707	1,746	1,863	1,863	1,823
Illawarra	100%	2,055	1,841	1,265	1,927	2,135	2,135	2,055
Total		9,035	8,148	8,989	9,359	8,650	8,650	9,035

Refer footnotes on page 5.
CARBON STEEL MATERIALS (cont'd)
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (g)	60%	467	501	424	475	581	581	467
Australia (g)	60%	505	387	467	309	514	514	505
Total		972	888	891	784	1,095	1,095	972

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (g)	60%	69	101	115	121	124	124	69
Australia (g)	60%	50	63	51	48	51	51	50
Total		119	164	166	169	175	175	119

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (h)	100%	386	384	277	-	333	333	386

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	767	928	932	1,023	954	954	767

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	14,538	13,724	13,633	13,815	13,838	13,838	14,538
USA	100%	3,106	3,170	3,266	3,703	2,905	2,905	3,106
Australia	100%	1,173	863	1,129	1,390	1,244	1,244	1,173
Indonesia (i)	80%	2,450	1,778	186	208	216	216	2,450
Colombia (j)	33%	1,138	1,088	1,022	1,455	1,231	1,231	1,138
Total		22,405	20,623	19,236	20,571	19,434	19,434	22,405

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	9.6	10.4	10.5	9.9	11.7	11.7	9.6
Yabulu	100%	6.3	7.1	7.3	7.8	7.4	7.4	6.3
Total		15.9	17.5	17.8	17.7	19.1	19.1	15.9

CHROME ORES
Saleable production ('000 tonnes)
South Africa (g)	60%	629	609	549	664	713	713	629

FERROCHROME
Saleable production ('000 tonnes)
South Africa (g)	60%	207	206	201	223	238	238	207

Refer footnotes on page 5.

	(a) Metal production is reported on the basis of payable metal.
	(b) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to
	weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
	(c) Antamina commenced commercial production in October 2001.
	(d) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
	(e) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
	Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in CQCA Joint Venture.
	Production for the September 2001 quarter includes 775,000 tonnes sourced from South Blackwater which were not
	reflected in financial results until the December 2001 quarter.
	(f) Shown on 100% basis before 20% outside equity interest.
	(g) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
	(h) Boodarie™ Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas
	re-heating furnace. The plant was progressively brought back on line with three trains operational at the end of the
September 2002 quarter.
	(i) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
	BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
	(j) BHP Billiton increased its interest in Cerrejon Zona Norte to 33.3% from 16.7% effective Februrary 2002.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait		7,400	7,197	6,593	6,786	6,799	6,799	7,400
North West Shelf - condensate		1,331	1,310	1,525	1,466	1,602	1,602	1,331
North West Shelf - Wanaea/Cossack		1,652	1,919	1,851	1,892	1,876	1,876	1,652
Laminaria		3,001	2,569	1,958	2,200	2,914	2,914	3,001
Griffin		1,037	863	1,971	1,587	1,281	1,281	1,037
Pakistan		17	19	20	18	18	18	17
Typhoon (a)		835	1,443	1,507	1,754	1,233	1,233	835
Americas		918	810	917	861	718	718	918
Liverpool Bay		2,830	2,868	2,770	2,574	1,838	1,838	2,830
Bruce/Keith		483	640	532	594	271	271	483
Total		19,505	19,638	19,644	19,732	18,550	18,550	19,505

NATURAL GAS (billion cubic feet)
Bass Strait		29.76	23.14	17.18	26.77	33.07	33.07	29.76
North West Shelf - Domestic		3.68	3.73	3.45	2.86	3.62	3.62	3.68
North West Shelf - LNG		15.76	15.56	15.22	13.01	16.55	16.55	15.76
Griffin		1.45	1.25	0.92	0.34	0.95	0.95	1.45
Pakistan		2.66	2.83	2.94	3.02	2.83	2.83	2.66
Typhoon (a)		0.67	1.48	2.01	1.93	1.38	1.38	0.67
Americas		5.41	4.69	4.40	4.63	3.91	3.91	5.41
Bruce		3.28	10.65	8.44	7.92	4.59	4.59	3.28
Keith		0.19	0.27	0.11	0.16	0.07	0.07	0.19
Liverpool Bay		8.19	11.87	11.63	10.01	4.89	4.89	8.19
Total		71.05	75.47	66.30	70.66	71.86	71.86	71.05

LPG ('000 tonnes)
Bass Strait		128.73	107.80	108.47	126.70	149.66	149.66	128.73
North West Shelf		36.32	35.53	33.33	35.08	36.32	36.32	36.32
Bruce		16.51	28.50	18.73	17.49	22.45	22.45	16.51
Keith		1.36	1.18	0.67	1.17	0.53	0.53	1.36
Total		182.92	173.01	161.20	180.43	208.96	208.96	182.92

ETHANE ('000 tonnes)		24.05	18.59	18.87	25.62	27.67	27.67	24.05

(a) Typhoon commenced production in July 2001.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia		662	671	677	686	698	698	662
Paranam, Suriname		219	209	208	215	221	221	219
Alumar, Brazil		83	85	111	117	112	112	83
Total		964	965	996	1,018	1,031	1,031	964

Sales
Worsley, Australia		692	638	656	690	758	758	692
Paranam, Suriname		224	221	205	197	253	253	224
Alumar, Brazil		79	88	101	106	130	130	79
Total		995	947	962	993	1,141	1,141	995

ALUMINIUM
Production
Hillside, South Africa		125	117	127	132	135	135	125
Bayside, South Africa		44	45	43	43	46	46	44
Alumar, Brazil		35	32	40	46	44	44	35
Valesul, Brazil		8	9	9	11	11	11	8
Mozal, Mozambique		32	32	31	31	32	32	32
Total		244	235	250	263	268	268	244

Sales
Hillside, South Africa		123	117	128	131	124	124	123
Bayside, South Africa		43	43	42	53	47	47	43
Alumar, Brazil		34	33	38	45	38	38	34
Valesul, Brazil		8	8	10	11	9	9	8
Mozal, Mozambique		32	32	31	34	27	27	32
Total		240	233	249	274	245	245	240

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	85,344	84,821	80,401	77,244	74,671	74,671	85,344
Sulphide ore milled (100%)	('000 tonnes)	11,205	10,060	10,452	11,311	10,142	10,142	11,205
Average copper grade	(%)	1.75%	1.72%	1.53%	1.74%	1.45%	1.45%	1.75%
Production ex Mill (100%)	('000 tonnes)	162.0	144.4	134.9	170.3	125.6	125.6	162.0

Production
Payable copper	('000 tonnes)	89.3	80.1	75.3	94.4	68.4	68.4	89.3
Payable gold concentrate	(fine ounces)	10,641	12,166	11,837	17,694	10,074	10,074	10,641
Copper cathode (SXEW)	('000 tonnes)	21.9	21.9	21.2	21.5	17.9	17.9	21.9
Payable silver concentrate	('000 ounces)	320	298	295	344	304	304	320

Sales
Payable copper	('000 tonnes)	83.8	87.0	77.0	85.3	77.0	77.0	83.8
Payable gold concentrate	(fine ounces)	8,729	12,386	10,806	17,004	11,689	11,689	8,729
Copper cathode (SXEW)	('000 tonnes)	22.9	18.0	24.6	22.7	14.9	14.9	22.9
Payable silver concentrate	('000 ounces)	312	334	313	248	269	269	312

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

Tintaya, Peru (a) (b)
Material mined	('000 tonnes)	17,600	14,115	396	-	-	-	17,600
Ore milled	('000 tonnes)	1,640	1,569	71	-	-	-	1,640
Average copper grade	(%)	1.58%	1.72%	1.64%	0.00%	0.00%	0.00%	1.58%

Production
Payable copper	('000 tonnes)	20.9	22.9	0.8	0.2	-	-	20.9
Payable gold concentrate	(fine ounces)	10,249	11,500	503	-	-	-	10,249
Copper cathode (SXEW)	('000 tonnes)				1.3	8.4	8.4	-

Sales
Payable copper	('000 tonnes)	19.2	17.8	8.8	-	-	-	19.2
Payable gold concentrate	(fine ounces)	9,745	9,546	5,452	212	-	-	9,745
Copper cathode (SXEW)	('000 tonnes)				1.9	8.0	8.0	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

Cerro Colorado, Chile
Material mined	('000 tonnes)	13,595	16,677	15,348	18,628	17,963	17,963	13,595
Ore milled	('000 tonnes)	3,516	3,864	3,698	3,581	3,759	3,759	3,516
Average copper grade	(%)	1.06%	1.13%	1.03%	1.00%	0.97%	0.97%	1.06%

Production
Copper cathode	('000 tonnes)	34.3	33.8	31.3	31.3	32.5	32.5	34.3

Sales
Copper cathode	('000 tonnes)	33.8	31.7	33.9	34.5	21.2	21.2	33.8

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)		19,970	20,548	28,990	30,235	30,235	-
Ore milled (100%)	('000 tonnes)		6,318	6,309	7,250	6,794	6,794	-
Average head grades
- Copper	(%)		1.42%	1.31%	1.43%	1.36%	1.36%	0.00%
- Zinc	(%)		1.35%	1.44%	0.93%	1.66%	1.66%	0.00%

Production
Payable copper	('000 tonnes)		26.2	25.1	30.5	25.7	25.7	-
Payable zinc	(tonnes)		16,010	18,825	13,518	18,189	18,189	-
Payable silver	('000 ounces)		690	565	512	595	595	-

Sales
Payable copper	('000 tonnes)		28.7	28.8	28.6	30.6	30.6	-
Payable zinc	(tonnes)		9,283	23,028	15,009	19,184	19,184	-
Payable silver	('000 ounces)		748	595	489	590	590	-

(a) Commercial production commenced in October 2001.

Alumbrera, Argentina
Material mined (100%)	('000 tonnes)	29,545	28,635	25,430	26,524	29,356	29,356	29,545
Ore milled (100%)	('000 tonnes)	7,516	7,142	7,146	7,575	8,034	8,034	7,516
Average head grades
- Copper	(%)	0.70%	0.74%	0.76%	0.73%	0.62%	0.62%	0.70%
- Gold	(g/t)	1.0	1.1	1.1	1.0	0.8	0.8	1.0

Production
Payable copper	('000 tonnes)	11.6	11.9	12.3	12.8	10.6	10.6	11.6
Payable gold	(fine ounces)	40,370	46,987	45,421	46,537	35,935	35,935	40,370
Payable gold - dore	(fine ounces)	2,214	2,793	3,644	4,973	3,344	3,344	2,214
Payable silver	('000 ounces)	42	71	68	56	53	53	42

Sales
Payable copper	('000 tonnes)	9.8	13.1	12.7	11.6	10.3	10.3	9.8
Payable gold	(fine ounces)	34,461	48,223	47,261	36,874	33,707	33,707	34,461
Payable gold - dore	(fine ounces)	2,009	1,829	3,710	4,466	3,082	3,082	2,009
Payable silver	('000 ounces)	42	71	67	56	53	53	42

Highland Valley Copper, Canada
Material mined (100%)	('000 tonnes)	19,910	20,883	18,322	18,522	20,455	20,455	19,910
Ore milled (100%)	('000 tonnes)	12,841	12,912	11,778	12,224	12,941	12,941	12,841
Average copper grade	(%)	0.43%	0.42%	0.42%	0.43%	0.40%	0.40%	0.43%

Production
Payable copper	('000 tonnes)	16.1	15.6	14.2	16.1	14.9	14.9	16.1
Payable molybdenum	('000 tonnes)	0.15	0.15	0.12	0.23	0.22	0.22	0.15
Payable silver	('000 ounces)	190	167	168	183	162	162	190
Payable gold concentrate	(fine ounces)	1,235	1,178	1,126	1,268	1,314	1,314	1,235

Sales
Payable copper	('000 tonnes)	17.5	18.8	11.6	14.9	14.4	14.4	17.5
Payable molybdenum	('000 tonnes)	0.14	0.14	0.17	0.22	0.19	0.19	0.14
Payable silver	('000 ounces)	204	219	133	173	153	153	204
Payable gold concentrate	(fine ounces)	1,840	2,062	1,096	1,467	1,240	1,240	1,840

Cannington, Australia
Material mined	('000 tonnes)	543	555	569	574	631	631	543
Ore milled	('000 tonnes)	496	538	567	575	599	599	496
Average head grades
- Silver	(g/t)	598	567	619	675	564	564	598
- Lead	(%)	13.2%	12.1%	12.7%	13.6%	11.7%	11.7%	13.2%
- Zinc	(%)	4.8%	5.3%	4.6%	3.9%	4.3%	4.3%	4.8%

Production
Payable silver	('000 ounces)	7,804	7,915	9,980	10,265	9,612	9,612	7,804
Payable lead	(tonnes)	52,879	51,914	63,172	63,799	61,676	61,676	52,879
Payable zinc	(tonnes)	14,058	17,285	15,002	12,511	15,182	15,182	14,058

Sales
Payable silver	('000 ounces)	7,231	8,045	9,383	10,788	9,376	9,376	7,231
Payable lead	(tonnes)	49,423	52,577	59,712	67,650	59,871	59,871	49,423
Payable zinc	(tonnes)	13,220	17,850	19,105	14,761	12,107	12,107	13,220

Selbaie, Canada
Ore milled	('000 tonnes)	1,006	1,029	1,012	1,016	1,049	1,049	1,006
Average head grades
- Zinc	(%)	1.51%	1.29%	1.32%	1.26%	1.37%	1.37%	1.51%
- Copper	(%)	0.34%	0.34%	0.33%	0.34%	0.33%	0.33%	0.34%
- Gold	(g/t)	0.34	0.24	0.26	0.25	0.23	0.23	0.34
- Silver	(g/t)	25.00	37.23	29.10	28.99	35.10	35.10	25.00

Production
Payable zinc	(tonnes)	9,684	7,896	8,495	8,121	9,840	9,840	9,684
Payable copper	(tonnes)	2,477	2,616	2,452	2,642	2,789	2,789	2,477
Payable gold concentrate	(ounces)	6,519	4,914	5,685	5,117	4,486	4,486	6,519
Payable silver	('000 ounces)	384	662	504	524	593	593	384

Sales
Payable zinc	(tonnes)	9,959	7,932	8,400	7,877	9,861	9,861	9,959
Payable copper	(tonnes)	3,196	2,615	2,605	2,459	2,823	2,823	3,196
Payable gold concentrate	(ounces)	8,112	8,002	5,048	5,142	5,932	5,932	8,112
Payable silver	('000 ounces)	284	321	605	573	527	527	284

Pering, South Africa
Ore milled	('000 tonnes)	339	342	330	338	320	320	339
Average head grades
- Zinc	(%)	2.02%	1.90%	1.73%	1.85%	2.21%	2.21%	2.02%
- Lead	(%)	0.49%	0.54%	0.42%	0.52%	0.66%	0.66%	0.49%

Production
Payable zinc	(tonnes)	5,888	5,583	4,851	4,793	5,331	5,331	5,888
Payable lead	(tonnes)	1,153	1,288	892	969	1,567	1,567	1,153

Sales
Payable zinc	(tonnes)	4,932	4,859	4,745	3,667	3,701	3,701	4,932
Payable lead	(tonnes)	1,366	1,217	1,298	729	1,367	1,367	1,366

San Manuel, USA (a)
Production
Copper cathode (SXEW)	('000 tonnes)	2.3	2.2	1.8	-	-	-	2.3

(a) San Manuel SXEW operations closed in March 2002.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	3.4	3.4	3.1	2.8	2.8	2.8	3.4

Sales
Copper cathode (SXEW)	('000 tonnes)	3.1	2.3	4.4	2.9	2.7	2.7	3.1

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)
		Figures in italics indicate adjustments have been made since the data was
IRON ORE (a)		previously reported.
Pilbara, Australia
Production
Mt Newman Joint Venture		5,973	6,423	5,565	5,413	5,486	5,486	5,973
Goldsworthy Joint Venture (b)		1,656	1,667	1,434	1,690	1,891	1,891	1,656
Yandi Joint Venture		7,046	6,933	6,614	6,663	7,796	7,796	7,046
Jimblebar		1,182	1,332	1,211	1,476	1,370	1,370	1,182
Total (BHP Billiton share)		15,858	16,355	14,824	15,242	16,543	16,543	15,858
Total production (100%)		18,448	19,006	17,226	17,671	19,221	19,221	18,448

Shipments
Lump		3,729	3,483	3,316	4,151	4,335	4,335	3,729
Fines		12,334	12,025	11,083	10,517	11,842	11,842	12,334
Total (BHP Billiton share)		16,063	15,508	14,399	14,668	16,177	16,177	16,063
Total shipments (100%)		18,897	18,245	16,940	17,256	19,033	19,033	18,897

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Mining Area C.

Samarco, Brazil
Production		1,223	928	1,640	1,838	1,925	1,925	1,223

Shipments		1,156	1,440	1,705	1,768	2,014	2,014	1,156

METALLURGICAL COAL (a)
Queensland, Australia
Production
CQCA Joint Venture
Blackwater		977	1,305	1,892	1,669	1,633	1,633	977
Goonyella		986	850	1,036	904	734	734	986
Peak Downs		885	730	1,028	1,185	789	789	885
Saraji		627	528	676	716	427	427	627
Norwich Park		527	495	524	527	573	573	527
CQCA total		4,002	3,908	5,156	5,001	4,156	4,156	4,002

South Blackwater (b)		670	524	-	-	-	-	670

Gregory Joint Venture		486	408	861	685	496	496	486

BHP Mitsui Coal (c)
Riverside		917	649	907	928	927	927	917
South Walker Creek		906	817	800	818	936	936	906
BHP Mitsui Coal total		1,823	1,467	1,707	1,746	1,863	1,863	1,823
Queensland total		6,980	6,307	7,724	7,432	6,515	6,515	6,980

Shipments (d)
Coking coal		4,804	4,011	4,799	5,252	4,165	4,165	4,804
Weak coking coal		1,592	1,674	1,604	1,124	1,739	1,739	1,592
Thermal coal		631	704	764	734	1,022	1,022	631
Total		7,027	6,390	7,167	7,110	6,926	6,926	7,027

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.
(d) Shipment totals for the September 2001 quarter includes 775,000 tonnes sourced from South Blackwater which were not reflected in financial results until the December 2001 quarter.

Illawarra, Australia
Production		2,055	1,841	1,265	1,927	2,135	2,135	2,055

Shipments
Coking coal		1,457	1,655	1,555	1,543	1,515	1,515	1,457
Thermal coal		136	94	49	268	134	134	136
Total		1,593	1,749	1,604	1,811	1,649	1,649	1,593

MANGANESE ORES
South Africa
Saleable production (a)		467	501	424	475	581	581	467

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)		505	387	467	309	514	514	505

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)		69	101	115	121	124	124	69

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)		50	63	51	48	51	51	50

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia (a)
Production		386	384	277	-	333	333	386

Shipments		358	302	391	93	202	202	358

(a) Boodarie™ Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace. The plant was progressively brought back on line with three trains operational at the end of the
September 2002 quarter.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production	('000 carats)	767	928	932	1,023	954	954	767

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production		14,538	13,724	13,633	13,815	13,838	13,838	14,538

Sales
Export		6,289	6,083	5,605	5,744	5,648	5,648	6,289
Local utility		7,477	6,780	6,979	7,767	7,836	7,836	7,477
Inland		1,092	1,111	835	742	471	471	1,092
Total		14,858	13,974	13,418	14,253	13,955	13,955	14,858

New Mexico, USA
Production
Navajo Coal		1,694	1,682	1,801	2,030	1,602	1,602	1,694
San Juan Coal		1,412	1,488	1,465	1,673	1,303	1,303	1,412
Total		3,106	3,170	3,266	3,703	2,905	2,905	3,106

Sales - local utility		3,407	3,489	2,882	3,469	3,546	3,546	3,407

Hunter Valley, Australia
Production		1,173	863	1,129	1,390	1,244	1,244	1,173

Sales
Export		604	571	904	1,056	783	783	604
Inland		398	378	342	337	366	366	398
Total		1,002	949	1,246	1,393	1,149	1,149	1,002

Kalimantan, Indonesia
Production (a)
Senakin (b)		1,161	801	-	-	-	-	1,161
Satui (b)		1,068	777	-	-	-	-	1,068
Petangis		221	201	186	208	216	216	221
Total		2,450	1,778	186	208	216	216	2,450

Sales - export		2,312	1,684	242	243	189	189	2,312

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

Cerrejon Coal, Colombia (a)
Production		1,138	1,088	1,022	1,455	1,231	1,231	1,138

Sales - export		1,098	688	971	1,144	1,246	1,246	1,098

(a) BHP Billiton increased its interest in CZN from 16.7% to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2001	2001	2002	2002	2002	2002	2001
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production		9.6	10.4	10.5	9.9	11.7	11.7	9.6

Sales		9.1	10.4	10.5	11.6	10.5	10.5	9.1

Yabulu, Australia
Production
Nickel		6.3	7.1	7.3	7.8	7.4	7.4	6.3
Cobalt		0.4	0.4	0.5	0.4	0.5	0.5	0.4

Sales
Nickel		7.7	6.9	7.3	7.1	7.1	7.1	7.7
Cobalt		0.4	0.5	0.5	0.5	0.5	0.5	0.4

CHROME ORES
South Africa
Saleable production (a)		629	609	549	664	713	713	629

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)		207	206	201	223	238	238	207

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

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